SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CLEAN ENERGY FUELS CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

184499101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☒ Rule 13d–1(c)

☐ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184499101

1	NAMES OF REPORTING PERSONS TEMASEK HOLDINGS (PRIVATE) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (see instructions) (b) ☐
3	SEC use only
4	Citizenship or place of organization REPUBLIC OF SINGAPORE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
6

Shared voting power

    Approximately 6.9% of the Issuer’s outstanding common stock comprising the following securities:

i)      1,341,090 ordinary shares or approximately 1.4% of the Issuer’s outstanding common stock (assuming all 2016 Convertible Notes (as defined below) are converted); and

ii)     US$75,000,000 of principal amount of 2016 Convertible Notes*

*  = 2016 Convertible Notes may be converted into not more than 5,000,000 ordinary shares or approximately 5.4% of the Issuer’s outstanding common stock (assuming all 2016 Convertible Notes are converted)

	7	Sole dispositive power
8

Shared dispositive power

    Approximately 6.9% of the Issuer’s outstanding common stock comprising the following securities:

i)      1,341,090 ordinary shares or approximately 1.4% of the Issuer’s outstanding common stock (assuming all 2016 Convertible Notes are converted); and

ii)     US$75,000,000 of principal amount of 2016 Convertible Notes*

*  = 2016 Convertible Notes may be converted into not more than 5,000,000 ordinary shares or approximately 5.4% of the Issuer’s outstanding common stock (assuming all 2016 Convertible Notes are converted)

9

Aggregate amount beneficially owned by each reporting person

    Approximately 6.9% of the Issuer’s outstanding common stock comprising the following securities:

i)      1,341,090 ordinary shares or approximately 1.4% of the Issuer’s outstanding common stock (assuming all 2016 Convertible Notes are converted); and

ii)     US$75,000,000 of principal amount of 2016 Convertible Notes*

*  = 2016 Convertible Notes may be converted into not more than 5,000,000 ordinary shares or approximately 5.4% of the Issuer’s outstanding common stock (assuming all 2016 Convertible Notes are converted)

10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11	Percent of class represented by amount in Row (9) Approximately 6.9%
12	Type of reporting person (see instructions) HC

CUSIP No. 184499101

1	NAMES OF REPORTING PERSONS TEMBUSU CAPITAL PTE. LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (see instructions) (b) ☐
3	SEC use only
4	Citizenship or place of organization REPUBLIC OF SINGAPORE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
6

Shared voting power

    Approximately 4.7% of the Issuer’s outstanding common stock comprising the following securities:

i)      916,090 ordinary shares or approximately 1.0% of the Issuer’s outstanding common stock (assuming all 2016 Convertible Notes deemed to be beneficially owned by the entity are converted); and

ii)     US$51,000,000 of principal amount of 2016 Convertible Notes*

*  = 2016 Convertible Notes may be converted into not more than 3,400,000 ordinary shares or approximately 3.7% of the Issuer’s outstanding common stock (assuming all 2016 Convertible Notes deemed to be beneficially owned by the entity are converted)

	7	Sole dispositive power
8

Shared dispositive power

    Approximately 4.7% of the Issuer’s outstanding common stock comprising the following securities:

i)      916,090 ordinary shares or approximately 1.0% of the Issuer’s outstanding common stock (assuming all 2016 Convertible Notes deemed to be beneficially owned by the entity are converted); and

ii)     US$51,000,000 of principal amount of 2016 Convertible Notes*

*  = 2016 Convertible Notes may be converted into not more than 3,400,000 ordinary shares or approximately 3.7% of the Issuer’s outstanding common stock (assuming all 2016 Convertible Notes deemed to be beneficially owned by the entity are converted)

9

Aggregate amount beneficially owned by each reporting person

    Approximately 4.7% of the Issuer’s outstanding common stock comprising the following securities:

i)      916,090 ordinary shares or approximately 1.0% of the Issuer’s outstanding common stock (assuming all 2016 Convertible Notes deemed to be beneficially owned by the entity are converted); and

ii)     US$51,000,000 of principal amount of 2016 Convertible Notes*

*  = 2016 Convertible Notes may be converted into not more than 3,400,000 ordinary shares or approximately 3.7% of the Issuer’s outstanding common stock (assuming all 2016 Convertible Notes deemed to be beneficially owned by the entity are converted)

10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11	Percent of class represented by amount in Row (9) Approximately 4.7%
12	Type of reporting person (see instructions) HC

Item 1	(a).	Name of issuer:

The name of the issuer is Clean Energy Fuels Corp. (“Clean Energy”), a corporation incorporated under the laws of the State of Delaware.

Item 1	(b).	Address of issuer’s principal executive offices:

3020 Old Ranch Parkway, Suite 400, Seal Beach CA 90740

2	(a).	Name of person filing:

The persons filing this report are:

(1) Temasek Holdings (Private) Limited (“Temasek Holdings”); and

(2) Tembusu Capital Pte. Ltd. (“Tembusu”).

2	(b).	Address or principal business office or, if none, residence:

The address of the principal business office of each of Temasek Holdings and Tembusu is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

2	(c).	Citizenship:

Each of Temasek Holdings and Tembusu is a corporation organized under the laws of the Republic of Singapore.

2	(d)	Title of class of securities:

This report relates to the common stock of Clean Energy (the “Ordinary Shares”).

2	(e).	CUSIP No.:

The CUSIP number of the Ordinary Shares is 184499101.

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

N/A

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

	(e)	☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group,in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

	(a)	Amount beneficially owned:

Temasek Holdings is deemed to beneficially own an aggregate of (i) 1,341,090 Ordinary Shares and (ii) US$75,000,000 of principal amount of 7.5% convertible notes due 2016 (the “2016 Convertible Notes”), which may be converted into not more than 5,000,000 Ordinary Shares (assuming all of the 2016 Convertible Notes are converted). The 2016 Convertible Notes may be converted into Ordinary Shares at a conversion price of US$15 per ordinary share.

Tembusu is deemed to beneficially own an aggregate of (i) 916,090 Ordinary Shares and (ii) US$51,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 3,400,000 Ordinary Shares (assuming all of the 2016 Convertible Notes that Tembusu is deemed to beneficially own are converted).

Springleaf Investments Pte. Ltd. (“Springleaf”) directly owns US$41,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 2,733,333 Ordinary Shares (assuming all of the 2016 Convertible Notes directly owned by Springleaf are converted). Springleaf is directly, wholly owned by Anderson Investments Pte. Ltd (“Anderson”), which in turn is directly, wholly owned by Thomson Capital Pte. Ltd. (“Thomson”). Therefore, each of Anderson and Thomson is deemed to beneficially own US$41,000,000 of principal amount of the 2016 Convertible Notes directly owned by Springleaf.

Lionfish Investments Pte. Ltd. (“Lionfish”) directly owns US$10,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 666,667 Ordinary Shares (assuming all of the 2016 Convertible Notes directly owned by Lionfish are converted), and 916,090 Ordinary Shares. Lionfish is directly, wholly owned by Coral Investments Pte. Ltd. (“Coral”), which in turn is directly, wholly owned by a limited partnership, the sole general partner of which is SeaTown GP Pte. Ltd. (“Seatown GP”), which in turn is directly, wholly owned by Seatown Holdings Pte. Ltd. (“Seatown Holdings”). Therefore, each of Coral, Seatown GP and Seatown Holdings is deemed to beneficially own US$10,000,000 of principal amount of the 2016 Convertible Notes and 916,090 Ordinary Shares directly owned by Lionfish.

Baytree Investments (Mauritius) Pte Ltd (“Baytree”) directly owns US$24,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 1,600,000 Ordinary Shares (assuming all of the 2016 Convertible Notes directly owned by Baytree are converted), and 425,000 Ordinary Shares. Baytree is directly, wholly owned by Dunearn Investments (Mauritius) Pte. Ltd. (“Dunearn”), which in turn is directly, wholly owned by Seletar Investments Pte. Ltd. (“Seletar”), which in turn is directly, wholly owned by Temasek Capital (Private) Limited (“Temasek Capital”). Therefore, each of Dunearn, Seletar and Temasek Capital is deemed to beneficially own US$24,000,000 of principal amount of the 2016 Convertible Notes and 425,000 Ordinary Shares directly owned by Baytree.

Each of Thomson and Seatown Holdings is directly, wholly owned by Tembusu. Therefore, Tembusu is deemed to beneficially own the aggregate of US$51,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 3,400,000 Ordinary Shares (assuming all of the 2016 Convertible Notes directly owned by Springleaf and Lionfish are converted), directly owned by Springleaf and Lionfish, and 916,090 Ordinary Shares directly owned by Lionfish.

Each of Tembusu and Temasek Capital is directly, wholly owned by Temasek Holdings. Therefore, Temasek Holdings is deemed to beneficially own the aggregate of US$75,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 5,000,000 Ordinary Shares (assuming all of the 2016 Convertible Notes are converted) directly owned by Springleaf, Lionfish and Baytree, and an aggregate of 1,341,090 Ordinary Shares directly owned by Lionfish and Baytree.

None of Thomson, Anderson or Springleaf directly or indirectly owns the 2016 Convertible Notes or Ordinary Shares directly owned by Lionfish or Baytree. Each of Thomson, Anderson and Springleaf expressly disclaims beneficial ownership of the 2016 Convertible Notes and Ordinary Shares directly owned by Lionfish and Baytree.

None of Seatown Holdings, Seatown GP, Coral or Lionfish directly or indirectly owns the 2016 Convertible Notes directly owned by Springleaf or Baytree, or Ordinary Shares directly owned by Baytree. Each of Seatown Holdings, Seatown GP, Coral and Lionfish expressly disclaims beneficial ownership of the 2016 Convertible Notes directly owned by Springleaf and Baytree, and the Ordinary Shares directly owned by Baytree.

None of Temasek Capital, Seletar, Dunearn or Baytree directly or indirectly owns the 2016 Convertible Notes directly owned by Springleaf or Lionfish, or the Ordinary Shares directly owned by Lionfish. Each of Temasek Capital, Seletar, Dunearn and Baytree expressly disclaims beneficial ownership of the 2016 Convertible Notes directly owned by Springleaf and Lionfish, and the Ordinary Shares directly owned by Lionfish.

Tembusu does not directly or indirectly own the 2016 Convertible Notes or Ordinary Shares directly owned by Baytree. Tembusu expressly disclaims beneficial ownership of the 2016 Convertible Notes and Ordinary Shares directly owned by Baytree.

All percentage calculations in this schedule are based on the 87,550,153 Ordinary Shares reported as outstanding by Clean Energy as of October 29, 2012 in its most recent quarterly financial results reported on Form 10-Q for the quarter ended September 30, 2012 and filed with the Securities and Exchange Commission on November 9, 2012.

(b)	Percent of class:

Temasek Holdings: Approximately 6.9%

The 2016 Convertible Notes that are deemed to be beneficially owned by Temasek Holdings may be converted into not more than approximately 5.4% of the Ordinary Shares outstanding (assuming all of the 2016 Convertible Notes are converted). The Ordinary Shares that are deemed to be beneficially owned by Temasek Holdings represent approximately 1.4% of the Ordinary Shares outstanding (assuming all of the 2016 Convertible Notes are converted).

Tembusu: Approximately 4.7%

The 2016 Convertible Notes that are deemed to be beneficially owned by Tembusu may be converted into not more than approximately 3.7% of the Ordinary Shares outstanding (assuming all of the 2016 Convertible Notes directly owned by Springleaf and Lionfish are converted). The Ordinary Shares that are deemed to be beneficially owned by Tembusu represent approximately 1.0% of the Ordinary Shares outstanding (assuming all of the 2016 Convertible Notes directly owned by Springleaf and Lionfish are converted).

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0.

(ii) Shared power to vote or to direct the vote:

Temasek Holdings is deemed to beneficially own an aggregate of (i) 1,341,090 Ordinary Shares and (ii) US$75,000,000 of principal amount of 2016 Convertible Notes, which may be converted into not more than 5,000,000 Ordinary Shares (assuming all of the 2016 Convertible Notes are converted).

Tembusu is deemed to beneficially own an aggregate of (i) 916,090 Ordinary Shares and (ii) US$51,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 3,400,000 Ordinary Shares (assuming all of the 2016 Convertible Notes directly owned by Springleaf and Lionfish are converted).

(iii) Sole power to dispose or to direct the disposition of:

0.

(iv) Shared power to dispose or to direct the disposition of:

Temasek Holdings is deemed to beneficially own an aggregate of (i) 1,341,090 Ordinary Shares and (ii) US$75,000,000 of principal amount of 2016 Convertible Notes, which may be converted into not more than 5,000,000 Ordinary Shares (assuming all of the 2016 Convertible Notes are converted).

Tembusu is deemed to beneficially own an aggregate of (i) 916,090 Ordinary Shares and (ii) US$51,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 3,400,000 Ordinary Shares (assuming all of the 2016 Convertible Notes directly owned by Springleaf and Lionfish are converted).

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Tembusu: ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 6, 2013

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Lena Chia Yue Joo

Name:	Lena Chia Yue Joo
Title:	Authorized Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Lena Chia Yue Joo

Name:	Lena Chia Yue Joo
Title:	Director

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned, Temasek Holdings (Private) Limited and Tembusu Capital Pte. Ltd., hereby agree and acknowledge that the information required by this amended Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements hereto shall also be filed on behalf of each of them.

Dated as of February 6, 2013

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Lena Chia Yue Joo

Name:	Lena Chia Yue Joo
Title:	Authorized Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Lena Chia Yue Joo

Name:	Lena Chia Yue Joo
Title:	Director